UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64147 / March 30, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14289

In the Matter of
 	
AdAl Group, Inc.,
Com/Tech Communications Technologies, Inc.,
Dialog Group, Inc.,
Eurogas, Inc.,
Golden Books Family Entertainment, Inc.
  (n/k/a GB Holdings Liquidation, Inc.),
Information Management Technologies Corporation,
Interiors, Inc., and
SFG Financial Corp.,
 	
          Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO EUROGAS, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Eurogas, Inc. ("EUGS" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on March 9, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Eurogas, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   EUGS (CIK No. 783209) is an expired Utah corporation located in New York, New York with a class of securities registered with the Commission under Exchange Act Section 12. As of March 3, 2011, the common stock of EUGS (symbol EUGS) was quoted on OTC Link, had fifteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). The Respondent was the subject of an involuntary Chapter 7 bankruptcy petition on November 23, 2004.

     2.   EUGS has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because its Forms 10-K for the periods ended December 31, 2007, 2008 and 2009 failed to include audited financial statements as required by Commission rules. Similarly, the financial statements filed with EUGS's Forms 10-Q for the interim periods from March 31, 2007 through September 30, 2010, inclusive, were not reviewed by an independent auditing firm, as required by Commission rules.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                   Elizabeth M. Murphy
                                   Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Eurogas, Inc. ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

David S. Frye, Esq.
Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Eurogas, Inc.
14 Wall Street, 22nd Floor
New York, NY 10005

J. Michael Coombs, Esq.
Mabey & Coombs, L.C.
Attorneys at Law
3098 S. Highland Drive, Suite 323
Salt Lake City, UT 84106-6001
(Counsel for Respondent)